Exhibit A

Ceragon Receives Follow-On Orders of $29 Million from Tier-1
Operators in India for Deployment in 2023

Tier-1 operators in India chose Ceragon as their primary vendor for 5G network modernization

Rosh Ha’ain, Israel, March 28, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that since the beginning of 2023 it has received follow-on orders of $29 million from Tier 1 Operators in India for deployment in 2023.

The orders include both hardware and services focused on upgrading existing network capabilities to 5G, expanding capacity, improving rural connectivity, and providing customers with reliable uninterrupted high-speed experiences. The delivery and deployment of Ceragon’s products and services are expected primarily in Q2 and Q3, 2023.

Doron Arazi, Ceragon CEO, commented, “When leading global operators continue to count on Ceragon as their primary wireless transport vendor, it’s a great testament to the trust we have earned. The strength of our product portfolio, our high standard services, and our vast knowledge in the wireless transport domain as a global vendor, have been key in winning this trust.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to,  the costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed;  the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the risks associated with our engagement with long term projects, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us, including the risk that our collection efforts relating to a certain significant debt from a single customer ,with respect to which we have initiated legal proceedings, will not be successful for the full amount owed or at all, or that we will need to record such debt or any part thereof as a doubtful debt; the possibility that the anticipated scope, services and revenues connected with the follow-on orders from the multiple tier 1 operators in India will not be realized as expected or when or at all, and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F , as published on May 2, 2022 and in Ceragon’s other filings with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com